United States securities and exchange commission logo





                             April 17, 2024

       Michael B. Maguire
       Chief Financial Officer
       Truist Financial Corporation
       214 North Tryon Street
       Charlotte, NC 28202

                                                        Re: Truist Financial
Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            File No. 001-10853

       Dear Michael B. Maguire:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Lending Activities, page 57

   1. We note your disclosure that your loan portfolio is diverse in terms of loan type, industry and geographic
concentrations. We further note the tabular disclosure on page 58 detailing the composition of your
gross loan portfolio, which includes commercial and industrial loans. Given the
significance of commercial and industrial loans in your total loan portfolio, please
revise your disclosures, in future filings, to further disaggregate the composition of your
commercial and industrial loan portfolio by separately presenting by geographic and industry
concentrations which may be material to an investor   s
                                                        understanding of these
portfolio types. We note Item 303 of Regulation S-K.
       Item 7A. Quantitative and Qualitative Disclosures About Market Risk Interest Rate Market Risk, page 70

   2. We note your disclosure discussing various key assumptions associated with your interest sensitivity simulation
analysis. For example, we note that key assumptions, such as
 Michael B. Maguire
Truist Financial Corporation
April 17, 2024
Page 2
         prepayments and deposit pricing (betas), largely move in line with those it has experienced in prior rate cycles. You further state that estimated changes to net interest income in your analysis assumes no change in deposit balances or mix relative to the baseline scenario. In order to provide more usefulness to the disclosures, please revise in future filings to more fully discuss how you monitor and perform sensitivity tests of deposit and other key assumptions used in interest rate risk, including, but not limited to future balance sheet composition; loan and deposit pricing; assumptions related to the magnitude of asset prepayments; earlier than anticipated deposit withdrawals; and impacts from derivatives, to the extent applicable. In addition, please provide a discussion of how any assumptions have changed from period to period, including any changes to the data source used or significant changes in the assumption itself, and the impact on your modeling and results as presented in your interest sensitivity simulation analysis, etc.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jee Yeon Ahn at 202-551-3673 or John P. Nolan at 202-551-3492 with any questions.



FirstName LastNameMichael B. Maguire                          Sincerely,
Comapany NameTruist Financial Corporation
                                                              Division of
Corporation Finance
April 17, 2024 Page 2                                         Office of Finance
FirstName LastName